Exhibit 99.1

NewsRelease

TransCanada Receives FERC Approval to Construct
Leach XPress and Rayne XPress Projects

HOUSTON, TX - January 19, 2017 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today the Federal Energy Regulatory Commission (FERC) has issued an order approving the construction of the Leach XPress and Rayne XPress projects. The combined $1.8 billion investments will provide additional outlets to transport domestic, clean burning natural gas from the Marcellus and Utica production areas to higher-value Midwest and Gulf Coast markets.

The issuing of the certificates of public convenience and necessity follows the September release of FERC’s final environmental impact statement for the projects. Once remaining regulatory approvals are obtained, TransCanada plans to begin right-of-way preparation and construction activities on both projects in February, and is reviewing the projects’ overall timeline in an effort to maintain the proposed November 1, 2017 in-service date.

“Approval of Leach XPress and Rayne XPress follows a very thorough review by the FERC,” said Stan Chapman, TransCanada’s senior vice-president and general manager, U.S. Natural Gas Pipelines. “These projects will create critically needed connectivity between the prolific, but constrained, Marcellus and Utica shale production areas and higher value markets. The projects will also create significant new jobs and tax revenues for communities along the projects’ routes.”

The approximately $1.4 billion investment in Leach XPress will enable the safe transport of approximately 1.5 billion cubic feet per day (Bcf/d) of natural gas from the Marcellus and Utica supply basin to homes, businesses and industries. The 160-mile greenfield project crosses the northern panhandle of West Virginia and then traverses southeastern Ohio.

Rayne XPress primarily involves the construction of two new compressor stations along TransCanada’s existing Columbia Gulf system and is designed to create an additional 1.0 Bcf/d of capacity to efficiently transport Marcellus and Utica production to markets in the Gulf Coast region and beyond.

Both projects are underpinned by long-term, fixed-fee, firm transportation service agreements. They will be designed, constructed and operated with a core focus on safety and minimizing environmental impact.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

Exhibit 99.1

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Third Quarter Report to Shareholders dated November 1, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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